REVEN HOUSING REIT, INC.
7911 Herschel Avenue, Suite 201

La Jolla, California 92037

Commission File No.: 005-86895

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f−1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement is being mailed on or about October 8, 2013, to the holders of record on October 8, 2013, of the shares of our common stock. It is being furnished in connection with the appointment of certain individuals to our board of directors without a meeting of the stockholders, resulting in a change in control of our company.

On September 27, 2013, we appointed Xiaofan Bai, Guojuan Chen, Siyu Lan and Xiaohang Bai to the board of directors to fill four (4) vacancies, which appointments will be effective upon 10 days after the filing by this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record.

No action was required by our stockholders to appoint Messrs. Bai and Bai and Mss. Chen and Lan to our board of directors. This Information Statement and the information contained herein are being transmitted to our stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f−1 thereunder ten days prior to the date Messrs. Bai and Bai and Mss. Chen and Lan becomes members of our board of directors.

Our principal executive office is currently located at 7911 Herschel Avenue, Suite 201, La Jolla, California 92037. Our telephone number is (858) 459-4000.

VOTING SECURITIES

Our authorized capital stock consists of 125,000,000 shares, of which 100,000,000 shares are common stock, $0.001 par value per share, and 25,000,000 shares are preferred stock, $0.001 par value per share. Our common stock is the only class of voting securities issued and outstanding. Each share of common stock is entitled to one vote. As of the date of this Information Statement, there were 67,860,880 shares of our common stock issued and outstanding.

APPOINTMENTS OF NEW DIRECTORS

Our board of directors currently consists of two members, Chad M. Carpenter and Jon Haahr.

On September 27, 2013, we completed the initial closing of the private placement of our common stock pursuant to which we issued an aggregate of 55,000,000 shares for a total purchase price of $11,000,000. In connection with the private placement, on September 27, 2013, our board of directors appointed Xiaofan Bai, Guojuan Chen, Siyu Lan and Xiaohang Bai to the board of directors to fill four (4) vacancies, which appointments will be effective upon 10 days after the filing by the Company of a Schedule 14F-1 regarding the change in the majority of the board of directors. The director appointees are also the representatives designated by the investors pursuant to a Voting Agreement dated September 27, 2013, among the investors and Mr. Carpenter, who owns 8,307,180 shares of our common stock, or approximately 12.2% of our outstanding voting shares, as of the date of this Information Statement.

CHANGE IN CONTROL

Messrs. Bai and Bai and Mss. Chen and Lan have accepted their respective appointments as directors, and ten days following the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, their appointments will be effective. At that time, control of our board will have changed.

As described above, the director appointees are representatives designated by the investors in the private placement of our common stock consummated on September 27, 2013. As a result of the private placement, the investors purchased an aggregate of 55,000,000 shares of our common stock, or approximately 81% of our outstanding voting shares.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning our current executive officers and directors:

Name	Age	Position
Chad M. Carpenter	48	Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer
Michael P. Soni Jon Haahr	38 60	Secretary Director

Mr. Carpenter has served as our president, chief executive officer and chief financial officer, and a member of our board of directors, since July 2, 2012, and as our chairman of the board since August 29, 2012. Mr. Carpenter is chief executive officer of Reven Capital, LLC, a private real estate investment firm focused on opportunistic investing, a position he has held since he founded Reven Capital in January 2009. Mr. Carpenter oversees all aspects of Reven Capital and chairs all investment committees and boards for each fund. Prior to founding Reven Capital, Mr. Carpenter served in various executive officer capacities, including chief executive officer and chief financial officer, and as a member of the investment committee of Equastone, LLC since he co-founded the company in 1994. Equastone was primarily engaged in the investment of office properties in the western and southern regions of the United States. He has been involved in over $2 billion in real estate transactions, with over 24 years of experience in real estate, investing, fund management, operations and brokerage across multiple property types. In addition, Mr. Carpenter has experience with international investments and the acquisition of distressed debt and related foreclosure. He is a frequent speaker on the topic of real estate investing and real estate capital markets. In 2005, Mr. Carpenter was selected as one of Real Estate Southern California's "40 Under 40." In 2007, he was a finalist for the Ernst & Young Entrepreneur Of The Year Award in San Diego and was also chosen as one of the "20 Rising Stars of Real Estate" globally by Institutional Investor News. Mr. Carpenter holds a Bachelor of Arts degree in Economics from the University of Southern California. We believe that Mr. Carpenter’s experience as president and chief executive officer of Reven Housing REIT, Inc. qualifies him to be a member of our board of directors.

Mr. Soni has served as our secretary since July 5, 2012. Mr. Soni is the executive vice president of acquisitions of Reven Capital, LLC, a position he has held since February 2012. Prior to joining Reven Capital, Mr. Soni was special advisor for Alliance REI from January 2011 to October 2011. Alliance REI was formed to invest in residential real estate, including multifamily, and Mr. Soni led the initiative, created an investment business plan and managed the assets. From March 2009 to December 2010, Mr. Soni was managing partner of Hospitality Investors Group, a specialist private equity investment and advisory firm that provides investment capital, asset management, and structures lodging transactions on a worldwide basis. From May 2005 to March 2009, Mr. Soni was the president and chief executive officer of Cronus Capital Markets, which created investment products such as index options and exchange traded funds for listing on the ISE and NYSE and was active in corporate and transaction advisory services in the areas of banking, real estate, hospitality and distressed assets. Mr. Soni holds certificates in Hotel Real Estate and Asset Management and Financial Management from Cornell University.

Mr. Haahr has served as a member of our board of directors since July 5, 2012. Mr. Haahr is senior managing principal of Silver Portal Capital, LLC, which is an investment and merchant bank focusing exclusively on the real estate sector. In this role, Mr. Haahr provides strategic and financial advice and capital formation services to real estate clients with interests in a wide range of commercial, healthcare and hospitality properties. Prior to founding Silver Portal in 2001, Mr. Haahr was co-head and managing director of real estate investment banking for Wachovia Securities from 1999 to 2000. Mr. Haahr founded and managed the Real Estate and Lodging Group at EVEREN Securities, Inc., the successor firm to Kemper Securities, from 1991 to 2000. He serves as trustee of the James A. Graaskamp Center for Real Estate School at the University of Wisconsin in Madison and is affiliated with the Urban Land Institute, an industry association representing community builders, and the Pension Real Estate Association, an industry association for institutional real estate investors. Mr. Haahr also serves on the board of directors of Clarion Partners Property Trust Inc., a corporation focused on investing in a diversified portfolio of income-producing real estate properties and other real estate related assets. Other past board directorships that Mr. Haahr had served include Great Lakes REIT (NYSE: GL) and Arlington Hospitality (NASDAQ: HOST). Mr. Haahr is a certified public accountant and holds a Bachelor of Arts in Economics from Iowa State University in Ames and a Master of Business Administration from the University of Iowa in Iowa City. We believe that Mr. Haahr’s real estate investment banking experience and knowledge qualifies him to be a member of our board of directors.

Our directors hold office until the earlier of their death, resignation or removal or until their successors have been qualified.

There are no family relationships between any of our current directors and our executive officers.

The following table sets forth information concerning the four director nominees:

Name	Age	Position
Xiaofan Bai	30	Director Nominee
Xiaohang Bai Siyu Lan Guojuan Cheng	25 35 57	Director Nominee Director Nominee Director Nominee

Xiaofan Bai

Mr. Bai is the Chief Executive Officer and Chairman of the board of Allied Fortune (Hong Kong) Management Limited, which is a fund and asset management company focusing primarily in the real estate sector. In this role, Mr. Bai oversees all aspects of Allied Fortune and manages investment funds and real assets. Mr. Bai participated in a number of deals working for the Real Estate Investment Banking team of Macquarie Group; responsible for due diligence, corporate valuation, negotiation and other investment banking activities. Mr. Bai worked on deals in Australia, Hong Kong, China, Japan and the USA during his time with Macquarie Bank. Prior to founding Allied Fortune in 2012, Mr. Bai was the Senior Portfolio Manager in China Pacific Insurance Co., the third largest insurance company in China. Mr. Bai also worked in the Proprietary Trading Department of ShenYinWanGuo Securities Co., which was the earliest established securities company in China. Mr. Bai holds degrees in Finance and Accounting from the University of Sydney. We believe that Mr. Bai’s extensive professional experience relating to investment banking, asset management and corporate management are relevant experiences, attributes and skills that make him a valuable member of our board of directors.

Xiaohang Bai

Mr. Bai is the Chief Investment Officer of Allied Fortune (Hong Kong) Management Limited. In this role, Mr. Bai leads the research team on global equities and provides professional skills in asset management. Mr. Bai specializes in real estate stock investment and investment fund management. Mr. Bai is a FRM part II candidate and holds a Bachelor of Science degree in Finance from Shanghai Institute of Foreign Trade and a Master of Science degree in Finance from the Clark University. We believe that Mr. Bai’s extensive professional experience relating to investments in global equities especially in the real estate category are relevant experiences, attributes and skills that make him a valuable member of our board of directors.

Siyu Lan

Ms. Lan is the Chief Financial Officer of Allied Fortune (Hong Kong) Management Limited. In this role, Ms. Lan oversees all company accounting practices and directs financial strategy, planning and forecasts. Prior to joining Allied Fortune in 2012, Ms. Lan has worked for China Development Bank. She has extensive experience in corporate lending, risk management, asset valuation and management accounting. Ms. Lan holds Master of Accounting from the University of Sydney and Master of Finance from Macquarie University Australia. We believe that Ms. Lan’s extensive professional experience in risk management and accounting are relevant experiences, attributes and skills that make her a valuable member of our board of directors.

Guojuan Cheng

Ms. Cheng worked for the Bank of China for almost two decades. She was an expert of corporate financing, corporate lending and relationship management. Mr. Cheng initiated and executed a large number of corporate lending deals of large size for the Bank. We believe that Ms. Cheng’s extensive professional experience in banking and finance are relevant experiences, attributes and skills that make her a valuable member of our board of directors.

Ms. Cheng is the mother of Mr. Xiaofan Bai, and Mr. Xiaofan Bai and Mr. Xiaohang Bai are cousins.

Voting Agreement

In connection with the private placement described above, the Company, the investors, and Chad M. Carpenter, the Company’s Chairman, Chief Executive Officer and significant shareholder (the “Founder”), entered into a Voting Agreement, pursuant to which they agreed to vote their shares to elect four members of the Board of Directors of the Company as designated by the majority-in-interest of the investors (the “Investor Designees”) and two members of the Board of Directors of the Company as designated by the Founder (the “Founder Designees”). The Voting Agreement further provides that one of the Founder Designees shall be the Company’s Chief Executive Officer. The Voting Agreement will terminate upon the earlier of (i) the closing date of the Company’s first public offering of shares of its Common Stock; (ii) upon the approval by the Company’s Board of Directors to apply for listing of the Company’s Common Stock on the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, the NYSE Euronext or the New York Stock Exchange; or (iii) the agreement by the Founder and a majority-in-interest of the Investors. The four director nominees listed above are the Investor Designees under the Voting Agreement. Mr. Carpenter and Mr. Haahr are the Founder Designees.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers

Except as described below regarding the payment of certain consulting fees to Michael P. Soni, since inception we have not paid any salaries or other compensation to any of our executive officers.

During fiscal year ended December 31, 2012, we paid an aggregate of $27,500 in consulting fees to Michael P. Soni, who is our Secretary. We do not have an employment agreement with Mr. Soni.

Employment Agreement

On March 4, 2013, we entered into an employment agreement with Chad M. Carpenter in connection with Mr. Carpenter’s services as the chief executive officer of the Company. Mr. Carpenter has served as the Company’s president, chief executive officer, chief financial officer and a member of its board of directors since July 2012 when Mr. Carpenter joined the Company and is currently also the chairman of the Company’s board of directors.

The employment agreement provides for an initial term of 5 years and automatically renews for successive 2-year terms, unless the Company or Mr. Carpenter elects not to renew. Under the employment agreement, effective as of the date the Company has received at least $10 million of capital (net of taxes and expenses) Mr. Carpenter will be entitled to begin receiving an annual base salary of $240,000. As such, as of the date of this report, pursuant to the terms of his employment agreement Mr. Carpenter has not received, and is not yet entitled to receive, any salary from us. Mr. Carpenter will be entitled to bonuses ranging from 50% to 200% of his base salary based on the satisfaction of performance criteria to be established by the board of directors. Mr. Carpenter will also be entitled to participate in any benefit plans or other incentive plans that may be offered by the Company to employees and executives and will be eligible to receive stock options and other equity awards under the Company’s 2012 Incentive Compensation Plan as determined by the board. In the event that Mr. Carpenter’s employment is terminated by the Company without cause, Mr. Carpenter leaves for good reason as specified in the employment agreement or the employment agreement is not extended by the Company without cause or by Mr. Carpenter for good reason, then Mr. Carpenter will be entitled to receive a severance payment equal to 2 times the sum of his annual base salary and target bonus plus a lump-sum payment equal to the greater of 1% of the value of the Company at the time of notice of termination or $2,000,000, less any gross amounts received or realized by Mr. Carpenter in respect of any stock options or equity awards granted to him during the term his employment (the “Severance Payment”). Mr. Carpenter will also be entitled to the Severance Payment if his employment is terminated by the Company without cause or by Mr. Carpenter for good reason during the 18-month period following a change in control of the Company. Furthermore, the Company has agreed to reimburse Mr. Carpenter for actual expenses incurred in connection with the organization and start up of the Company’s business as a housing REIT and any additional expenses incurred during the term of his employment.

Compensation of Directors

Since inception we have not paid any compensation to any of our directors for their services on our board of directors. Our board will convene at that time to adopt a compensation policy for members of our board of directors and to determine appropriate compensation for our directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The table below sets forth the beneficial ownership of our common stock, as of October 7, 2013, by:

·	All of our current directors, director nominees and executive officers, individually;

·	All of our current directors, director nominees and executive officers, as a group; and

·	All persons who beneficially owned more than 5% of our outstanding common stock.

The beneficial ownership of each person was calculated based on 67,860,880 shares of our common stock outstanding as of October 7, 2013. The SEC has defined “beneficial ownership” to mean more than ownership in the usual sense. For example, a person has beneficial ownership of a share not only if he owns it in the usual sense, but also if he has the power (solely or shared) to vote, sell or otherwise dispose of the share. Beneficial ownership also includes the number of shares that a person has the right to acquire within 60 days of October 7, 2013, pursuant to the exercise of options or warrants or the conversion of notes, debentures or other indebtedness, but excludes stock appreciation rights. Two or more persons might count as beneficial owners of the same share. Unless otherwise noted, the address of the following persons listed below is c/o Reven Housing REIT, Inc., 7911 Herschel Avenue, Suite 201, La Jolla, California 92037.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
5% Owners
King Apex Group Holdings II Limited (1)	25,000,000	35.2%
King Apex Group Holdings III Limited (1)	30,000,000	42.2%
Executive Officers and Directors:
Chad M. Carpenter(2)	11,568,060	16.3%
Michael P. Soni	10,000	*
Jon Haahr (3)	-0-	-0-
Xiaofan Bai(4)	55,000,000	77.3%
Xiaohang Bai	-0-	-0-
Siyu Lan	-0-	-0-
Guojuan Cheng	-0-	-0-
All executive officers and directors as a group (7 persons)	66,578,060	93.6%

* Less than one percent

(1)	Address is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. .

(2)	Includes 3,260,880 shares underlying common stock purchase warrants exercisable as of October 7, 2013.

(3)	Mr. Haahr’s address is c/o Silver Portal Capital, LLC, 12265 El Camino Real, Suite 230, San Diego, California 92130.

(4)	Includes 25,000,000 shares held of record by King Apex Group Holdings II Limited and 30,000,000 shares held of record by King Apex Group Holdings III Limited, shares of which Mr. Bai disclaims beneficial ownership. Mr. Bai is the Chief Executive Officer of the two funds and has dispositive and voting control with respect to the shares held thereby.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company currently does not have standing audit, nominating or compensation committees of the board of directors, and therefore our board of directors performs such functions. Our common stock is not currently listed on any national exchange and we are not required to maintain such committees by any self-regulatory agency. We do not believe it is currently necessary for our board of directors to appoint such committees because the volume of matters that historically came before our board of directors for consideration permitted each director to give sufficient time and attention to such matters to be involved in all decision making. At the appropriate time, the board intends to form three standing committees of the board of directors: audit, compensation, and nominating and corporate governance.

The Company does not currently have an audit committee financial expert. Management does not believe it is necessary to for the board of directors to designate an audit committee financial expert at this time due to the Company’s limited operating history and the limited volume of matters that come before the board of directors requiring such an expert. At the time the board forms the three standing committees of the board of directors, the board intends to designate an audit committee financial expert.

We do not have a policy with regard to consideration of nominations of directors. We accept nominations for directors from our security holders. There is no minimum qualification for a nominee to be considered by our directors. All of our directors will consider any nomination and will consider such nomination in accordance with his or her fiduciary responsibility to the Company and its stockholders.

Security holders may send communications to our board of directors by writing to Reven Housing REIT, Inc., 7911 Herschel Avenue, Suite 201, La Jolla, California 92037, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

REVEN HOUSING REIT, INC., a Colorado corporation.

Dated: October 7, 2013	By:	/s/ Chad M. Carpenter
Chad M. Carpenter Chairman and Chief Executive Officer